SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A20 (Amendment No. 20)

Under the Securities Exchange Act of 1934

RegeneRx Biopharmaceuticals, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

75886X 10 8
(CUSIP Number)

Marino Zigrossi
Managing Director
Essetifin S.p.A.

Via Sudafrica, 20

Rome, RM 00144

Italy
+39 06 5427711
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75886X 10 8
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Essetifin S.p.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 34,355,399
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 34,355,399
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,355,399
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.6% (based on 109,789,703 shares of Common Stock outstanding as of November 10, 2017, as reported in the Issuer’s Prospectus Supplement, filed pursuant to Rule 424(b)(3) of the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on November 14, 2017, plus 2,500,000 shares issuable upon exercise of the 2013 Convertible Note (as defined below)).

(14)	TYPE OF REPORTING PERSON CO

CUSIP No. 75886X 10 8
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Paolo Cavazza
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 34,355,399
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 34,355,399
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,355,399
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.6% (based on 109,789,703 shares of Common Stock outstanding as of November 10, 2017, as reported in the Issuer’s Prospectus Supplement, filed pursuant to Rule 424(b)(3) of the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on November 14, 2017, plus 2,500,000 shares issuable upon exercise of the 2013 Convertible Note (as defined below)).

(14)	TYPE OF REPORTING PERSON IN

CUSIP No. 75886X 10 8
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Sinaf S.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
(14)	TYPE OF REPORTING PERSON CO

CUSIP No. 75886X 10 8
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Taufin International S.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
(14)	TYPE OF REPORTING PERSON CO

CUSIP No. 75886X 10 8
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Enrico Cavazza
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 34,355,399
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 34,355,399
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,355,399
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.6% (based on 109,789,703 shares of Common Stock outstanding as of November 10, 2017, as reported in the Issuer’s Prospectus Supplement, filed pursuant to Rule 424(b)(3) of the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on November 14, 2017, plus 2,500,000 shares issuable upon exercise of the 2013 Convertible Note (as defined below)).

(14)	TYPE OF REPORTING PERSON IN

CUSIP No. 75886X 10 8
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Francesca Cavazza
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 34,355,399
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 34,355,399
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,355,399
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.6% (based on 109,789,703 shares of Common Stock outstanding as of November 10, 2017, as reported in the Issuer’s Prospectus Supplement, filed pursuant to Rule 424(b)(3) of the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on November 14, 2017, plus 2,500,000 shares issuable upon exercise of the 2013 Convertible Note (as defined below)).

(14)	TYPE OF REPORTING PERSON IN

CUSIP No. 75886X 10 8
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Silvia Cavazza
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 34,355,399
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 34,355,399
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,355,399
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.6% (based on 109,789,703 shares of Common Stock outstanding as of November 10, 2017, as reported in the Issuer’s Prospectus Supplement, filed pursuant to Rule 424(b)(3) of the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on November 14, 2017, plus 2,500,000 shares issuable upon exercise of the 2013 Convertible Note (as defined below)).

(14)	TYPE OF REPORTING PERSON IN

CUSIP No. 75886X 10 8
(1)	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Martina Cavazza Preta
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 34,355,399
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 34,355,399
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,355,399
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.6% (based on 109,789,703 shares of Common Stock outstanding as of November 10, 2017, as reported in the Issuer’s Prospectus Supplement, filed pursuant to Rule 424(b)(3) of the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on November 14, 2017, plus 2,500,000 shares issuable upon exercise of the 2013 Convertible Note (as defined below)).

(14)	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment No. 20 by Essetifin S.p.A., an Italian corporation (“Essetifin”), Paolo Cavazza, an Italian citizen, Sinaf S.A., a Luxembourg corporation (“Sinaf”), Taufin International S.A., a Luxembourg corporation (“Taufin”), Enrico Cavazza, an Italian citizen, Francesca Cavazza, an Italian citizen, Silvia Cavazza, an Italian citizen, and Martina Cavazza Preta, an Italian citizen (together with Essetifin, Paolo Cavazza, Sinaf, Taufin, Enrico Cavazza, Francesca Cavazza and Silvia Cavazza, the “Reporting Parties”), amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 23, 2003, as amended by Amendment No. 1 filed with the SEC on January 26, 2004, Amendment No. 2 filed with the SEC on September 9, 2004, Amendment No. 3 filed with the SEC on September 22, 2004, Amendment No. 4 filed with the SEC on January 19, 2005, Amendment No. 5 filed with the SEC on June 24, 2005, Amendment No. 6 filed with the SEC on March 16, 2006, Amendment No. 7 filed with the SEC on July 24, 2006, Amendment No. 8 filed with the SEC on January 3, 2007, Amendment No. 9 filed with the SEC on January 10, 2008, Amendment No. 10 filed with the SEC on March 10, 2008, Amendment No. 11 filed with the SEC on April 4, 2008, Amendment No. 12 filed with the SEC on December 19, 2008, Amendment No. 13 filed with the SEC on April 13, 2009, Amendment No. 14 filed with the SEC on October 19, 2009, Amendment No. 15 filed with the SEC on July 9, 2010, Amendment No. 16 filed with the SEC on January 14, 2011, Amendment No. 17 filed with the SEC on October 25, 2012, Amendment No. 18 filed with the SEC on September 24, 2013 and Amendment No. 19 filed with the SEC on October 17, 2017 (the “Schedule 13D”), with respect to the Common Stock, $0.001 par value (the “Common Stock”), of RegeneRx Biopharmaceuticals, Inc. (the “Issuer”), a Delaware corporation whose principal offices are located at 15245 Shady Grove Road, Suite 470, Rockville, MD 20850.

This Amendment No. 20 is being filed to reflect: (i) the escheatment of 64,575 shares of Common Stock previously held by Sinaf; (ii) the transfer and sale of 11,584,795 shares of Common Stock and the 2013 Convertible Note from Sinaf to Essetifin; and (iii) the transfer and sale of 6,348,878 shares of Common Stock from Taufin to Essetifin.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed jointly on behalf of Paolo Cavazza, Essetifin, Sinaf, Taufin, Enrico Cavazza, Francesca Cavazza, Silvia Cavazza and Martina Cavazza Preta. Paolo Cavazza directly and indirectly owns 40% of Essetifin. Each of Enrico Cavazza, Francesca Cavazza, Silvia Cavazza and Martina Cavazza Preta, directly and indirectly, owns 15% of Essetifin. Sinaf is a direct wholly-owned subsidiary of Aptafin S.p.A. (“Aptafin”), which is owned indirectly by Paolo Cavazza and members of his family. Taufin is a direct wholly-owned subsidiary of Taufin SPA, which is owned directly by the estate of Claudio Cavazza.

The business address of Essetifin is Via Sudafrica, 20, Rome, Italy 00144. The principal business of Essetifin is an investment holding company with recognized experience in the rare diseases sector.

The business address of Sinaf is 26, Boulevard Royal, L-2449 Luxembourg. Sinaf is a company whose principal assets consist of the common stock of various entities, including entities participating in the pharmaceutical industry.

The business address of Taufin is 11-13 Boulevard de la Foire, L-1528 Luxembourg. Taufin is a company whose principal assets consist of the common stock of various entities, including entities participating in the pharmaceutical industry.

The name, address, principal occupation or employment and citizenship of each of the executive officers and directors of, and each person, including Paolo Cavazza, controlling Essetifin, Sinaf and Taufin are set forth in Schedule A hereto. Neither the Reporting Parties nor any of the persons listed on Schedule A has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following at the end thereof:

During an internal review in 2017, Sinaf found that 64,575 shares of Common Stock had been escheated to the State of Delaware on February 3, 2014 by the transfer agent. Sinaf has issued a claim for market value of the shares.

On March 13, 2018, (i) Essetifin and Sinaf entered into a Stock Purchase Agreement (the “Sinaf Agreement”), pursuant to which Sinaf transferred and sold 11,584,795 shares of Common Stock and the 2013 Convertible Note, the principal amount of which is convertible into 2.5 million shares of Common Stock, to Essetifin, in exchange for an aggregate of $2,848,283.67 (the “Sinaf Sale”), and (ii) Essetifin and Taufin entered into a Stock Purchase Agreement (the “Taufin Agreement” and, together with the Sinaf Agreement, the “Purchase Agreements”), pursuant to which Taufin transferred and sold 6,348,878 shares of Common Stock to Essetifin, in exchange for an aggregate of $1,460,241.94 (the “Taufin Sale” and, together with the Sinaf Sale, the “Sales”). The Purchase Agreements were entered into, and the Sales were effected, in connection with an internal reorganization at Essetifin. The purchase price for the Common Stock was paid from Essetifin’s working capital.

Accordingly, as of March 13, 2018, and after giving effect to the Sales, Sinaf and Taufin no longer hold any securities of the Issuer.

Dispositive power over the shares of Common Stock owned by Essetifin is shared by Paolo Cavazza, Enrico Cavazza, Silvia Cavazza, Francesca Cavazza and Martina Cavazza Preta. Each of the foregoing disclaims beneficial ownership of all shares of common stock held by Essetifin except to the extent of any pecuniary interest therein.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

The Purchase Agreements were entered into, and the Sales were effected in connection with, an internal reorganization at Essetifin. As a result of the Sales, Essetifin directly owns 31,855,399 shares of Common Stock and the shares of Common Stock issuable upon conversion the 2013 Convertible Note, and neither Taufin nor Sinaf holds any securities of the Issuer.

Other than as set forth above, none of the Reporting Parties has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) As of March 13, 2018, Essetifin is the beneficial owner of 34,355,399 shares of Common Stock representing 30.6% of the Issuer’s outstanding Common Stock, based on 109,789,703 shares of Common Stock outstanding as of November 10, 2017, as reported in the Issuer’s Prospectus Supplement, filed pursuant to Rule 424(b)(3) of the Securities Exchange Act of 1934, as amended, with the SEC on November 14, 2017, plus 2,500,000 shares issuable upon exercise of the 2013 Convertible Note.

As of March 13, 2018, each of Paolo Cavazza, Enrico Cavazza, Francesca Cavazza, Silvia Cavazza and Martina Cavazza Preta is the beneficial owner of 34,355,399 shares of Common Stock representing 30.6% of the Issuer’s outstanding Common Stock, based on 109,789,703 shares of Common Stock outstanding as of November 10, 2017, as reported in the Issuer’s Prospectus Supplement, filed pursuant to Rule 424(b)(3) of the Securities Exchange Act of 1934, as amended, with the SEC on November 14, 2017, plus 2,500,000 shares issuable upon exercise of the 2013 Convertible Note.

As of March 13, 2018, neither Taufin nor Sinaf is the beneficial owner of any shares of Common Stock.

(b) The number of shares of Common Stock as to which Essetifin has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which Essetifin shares the power to vote or direct the vote is 34,355,399. The number of shares of Common Stock as to which Essetifin has the sole power to dispose or direct the disposition is zero. The number of shares of Common Stock as to which Essetifin shares the power to dispose or direct the disposition is 34,355,399.

The number of shares of Common Stock as to which each of Paolo Cavazza, Enrico Cavazza, Francesca Cavazza, Silvia Cavazza and Martina Cavazza Preta has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which each of Paolo Cavazza, Enrico Cavazza, Francesca Cavazza, Silvia Cavazza and Martina Cavazza Preta shares the power to vote or direct the vote is 34,355,399. The number of shares of Common Stock as to which each of Paolo Cavazza, Enrico Cavazza, Francesca Cavazza, Silvia Cavazza and Martina Cavazza Preta has the sole power to dispose or direct the disposition is zero. The number of shares of Common Stock as to which each of Paolo Cavazza, Enrico Cavazza, Francesca Cavazza, Silvia Cavazza and Martina Cavazza Preta shares the power to dispose or direct the disposition is 34,355,399.

Each of Taufin and Sinaf holds zero shares of Common Stock, and, therefore, neither has any power to vote or direct the vote of, nor to dispose or direct the disposition of, any shares of Common Stock.

(c) See Items 3 and 4 above.

(d) N/A.

(e) As of March 13, 2018, due to the Sales as described herein, each of Taufin and Sinaf ceased to be the beneficial owners of more than five percent of Common Stock and, accordingly, this is the last Schedule 13D filing for either entity.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D hereby restated in its entirety as follows:

Except as otherwise set forth in Items 3 and 4 of this Schedule 13D, to the best knowledge of the Reporting Parties, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or oppositions arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

1.	Stock Purchase Agreement, by and between Essetifin S.p.A. and Sinaf S.A., dated as of March 13, 2018

2.	Stock Purchase Agreement, by and between Essetifin S.p.A. and Taufin International S.A., dated as of March 13, 2018

3.	Joint Filing Agreement.[1]

4.	Power of Attorney (Paolo Cavazza).[2]

5.	Power of Attorney (Sinaf).[3]

6.	Power of Attorney (Taufin).[4]

7.	Form of Securities Purchase Agreement dated as of September 30, 2009.[5]

8.	Securities Purchase Agreement between the Issuer and Defiante dated as of January 5, 2011.[6]

9.	Securities Purchase Agreement between the Issuer and Taufin dated as of January 5, 2011.[7]

10.	Securities Purchase Agreement between the Issuer and Sinaf dated as of January 5, 2011.[8]

11.	Form of October 2012 Securities Purchase Agreement.[9]

14.	Form of September 2013 Securities Purchase Agreement.[10]

15.	Form of 2013 Convertible Note.[11]

1 Incorporated by reference to the Reporting Persons’ Amendment No. 19 to Schedule 13D filed with the SEC on October 17, 2017.

2 Incorporated by reference to the Reporting Persons’ Amendment No. 10 to Schedule 13D filed with the SEC on March 10, 2008.

3 Incorporated by reference to the Reporting Persons’ Amendment No. 15 to Schedule 13D filed with the SEC on July 9, 2010.

4 Incorporated by reference to the Reporting Persons’ Amendment No. 19 to Schedule 13D filed with the SEC on October 17, 2017.

5 Incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on October 5, 2009.

6 Incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K filed with the SEC on January 7, 2011.

7 Incorporated by reference to Exhibit 10.5 to the Issuer’s Form 8-K filed with the SEC on January 7, 2011.

8 Incorporated by reference to Exhibit 10.6 to the Issuer’s Form 8-K filed with the SEC on January 7, 2011.

9 Incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on October 24, 2012.

10 Incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on September 17, 2013.

11 Incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on September 17, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Essetifin S.p.A. is true, complete and correct.

Date: March 14, 2018
ESSETIFIN S.P.A.

	By:	/s/ Marino Zigrossi
Name: Marino Zigrossi
Title: Managing Director

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Paolo Cavazza is true, complete and correct.

Date: March 14, 2018
PAOLO CAVAZZA

	By:	/s/ Fabio Poma
Name: Fabio Poma
Title: Attorney-in-fact

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Taufin International S.A. is true, complete and correct.

Date: March 14, 2018
TAUFIN INTERNATIONAL S.A.

	By:	/s/ Marino Zigrossi
Name: Marino Zigrossi
Title: Attorney-in-fact

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Sinaf S.A. is true, complete and correct.

Date: March 14, 2018
SINAF S.A.

	By:	/s/ Fabio Poma
Name: Fabio Poma
Title: Attorney-in-fact

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Enrico Cavazza is true, complete and correct.

Date: March 14, 2018
ENRICO CAVAZZA

	By:	/s/ Marino Zigrossi
Name: Marino Zigrossi
Title: Attorney-in-fact**

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Francesca Cavazza is true, complete and correct.

Date: March 14, 2018
FRANCESCA CAVAZZA

	By:	/s/ Marino Zigrossi
Name: Marino Zigrossi
Title: Attorney-in-fact**

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Silvia Cavazza is true, complete and correct.

Date: March 14, 2018
SILVIA CAVAZZA

	By:	/s/ Marino Zigrossi
Name: Marino Zigrossi
Title: Attorney-in-fact**

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Martina Cavazza Preta is true, complete and correct.

Date: March 14, 2018
MARTINA CAVAZZA PRETA

	By:	/s/ Marino Zigrossi
Name: Marino Zigrossi
Title: Attorney-in-fact**

** Power of attorney was previously filed with Securities and Exchange Commission as an exhibit to the Form 3/A filed on October 4, 2017, with respect to the common stock of Fennec Pharmaceuticals, Inc.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing persons), evidence of the representative’s authority to sign on behalf of such persons shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE A

Essetifin S.p.A.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director (other than E. Cavazza, S. Cavazza, F. Cavazza, M. Cavazza Preta, Martinetti and Tugnoli) of Essetifin S.p.A. are set forth below:

1.	(a) Mario Artali, (b) Via Sudafrica, 20, Rome, RM 00144, Italy, (c) President of Essetifin S.p.A. located at Via Sudafrica, 20, Rome, RM 00144, Italy, and (d) Italian.

2.	(a) Marino Zigrossi, (b) Via Sudafrica, 20, Rome, RM 00144, Italy, (c) business consultant and (d) Italian.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each director (other than Mr. Mario Artali and Mr. Marino Zigrossi) of Essetifin S.p.A. are set forth below:

1.	(a) Enrico Cavazza, (b) Via Sudafrica, 20, Rome, RM 00144, Italy, (c) entrepreneur Essetifin S.p.A. located at Via Sudafrica, 20, Rome, RM 00144, Italy, and (d) Italian.

2.	(a) Silvia Cavazza, (b) Via Sudafrica, 20, Rome, RM 00144, Italy, (c) entrepreneur Essetifin S.p.A. located at Via Sudafrica, 20, Rome, RM 00144, Italy, and (d) Italian.

3.	(a) Francesca Cavazza, (b) Via Sudafrica, 20, Rome, RM 00144, Italy, (c) entrepreneur Essetifin S.p.A. located at Via Sudafrica 20, Rome, RM 00144, Italy, and (d) Italian.

4.	(a) Martina Cavazza Preta, (b) Via Sudafrica, 20, Rome, RM 00144, Italy, (c) entrepreneur Essetifin S.p.A. located at Via Sudafrica 20, Rome, RM 00144, Italy, and (d) Italian.

5.	(a) Maurizio Martinetti, (b) Piazza dei Caprettari 70, Rome, Italy, 00186, (c) lawyer and (d) Italian.

6.	(a) Guido Tugnoli, (b) via Senato 12, Milano, 20121, (c) business consultant and (d) Italian.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each controlling person of Essetifin S.p.A. (other than E. Cavazza, S. Cavazza, F. Cavazza and M. Cavazza Preta) are set forth below:

1.	(a) Paolo Cavazza, (b) Via Tesserete, 10, Lugano, Switzerland, (c) entrepreneur, Essetifin S.p.A. and Aptafin SpA, and (d) Italian. Paolo Cavazza, directly and indirectly, owns approximately 40% of Essetifin S.p.A.

Sinaf S.A.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each director of Sinaf S.A. are set forth below:

1.	(a) Giovanni Manzini, (b) 26, Boulevard Royal, L-2449 Luxembourg, (c) partner and director, WMM GROUP S.A. Lugano Switzerland, and (d) Swiss.

2.	(a) Carlo Schneider, (b) 26, Boulevard Royal, L-2449 Luxembourg, (c) independent administrator Tailor-Made S.A. Luxembourg, and (d) Luxembourger.

3.	(a) Giorgio Bianchi, (b) 26, Boulevard Royal, L-2449 Luxembourg, (c) employee, ESSEDI Partners Sarl Luxembourg, and (d) Italian.

Taufin International S.A.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each director of Taufin International S.A. are set forth below:

1.	(a) Robert-Jan Bertina, (b) 20 rue de la Poste, L-2346 Luxembourg, (c) Managing Director, Citco C& T (Luxembourg) S.A., and (d) Dutch.

2.	(a) Alex Schmitt, (b) 22-24 rives de Clausen, L-2165 Luxembourg, (c) Lawyer, Partner, Bonn & Schmitt Avocats, and (d) Luxembourger.

3.	(a) Fabio Spadoni, (b) 20 rue de la Poste, L-2346 Luxembourg, (c) Senior Account Manager, Citco C & T (Luxembourg) S.A., and (d) Italian

EXHIBIT INDEX

1.	Stock Purchase Agreement, by and between Essetifin S.p.A. and Sinaf S.A., dated as of March 13, 2018

2.	Stock Purchase Agreement, by and between Essetifin S.p.A. and Taufin International S.A., dated as of March 13, 2018

3.	Joint Filing Agreement.[12]

4.	Power of Attorney (Paolo Cavazza).[13]

5.	Power of Attorney (Sinaf).[14]

6.	Power of Attorney (Taufin).[15]

7.	Form of Securities Purchase Agreement dated as of September 30, 2009.[16]

8.	Securities Purchase Agreement between the Issuer and Defiante dated as of January 5, 2011.[17]

9.	Securities Purchase Agreement between the Issuer and Taufin dated as of January 5, 2011.[18]

10.	Securities Purchase Agreement between the Issuer and Sinaf dated as of January 5, 2011.[19]

11.	Form of October 2012 Securities Purchase Agreement.[20]

14.	Form of September 2013 Securities Purchase Agreement.[21]

15.	Form of 2013 Convertible Note.[22]

12 Incorporated by reference to the Reporting Persons’ Amendment No. 19 to Schedule 13D filed with the SEC on October 17, 2017.

13 Incorporated by reference to the Reporting Persons’ Amendment No. 10 to Schedule 13D filed with the SEC on March 10, 2008.

14 Incorporated by reference to the Reporting Persons’ Amendment No. 15 to Schedule 13D filed with the SEC on July 9, 2010.

15 Incorporated by reference to the Reporting Persons’ Amendment No. 19 to Schedule 13D filed with the SEC on October 17, 2017.

16 Incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on October 5, 2009.

17 Incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K filed with the SEC on January 7, 2011.

18 Incorporated by reference to Exhibit 10.5 to the Issuer’s Form 8-K filed with the SEC on January 7, 2011.

19 Incorporated by reference to Exhibit 10.6 to the Issuer’s Form 8-K filed with the SEC on January 7, 2011.

20 Incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on October 24, 2012.

21 Incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on September 17, 2013.

22 Incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on September 17, 2013.

EXHIBIT 1

Stock PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”), dated as of March 13, 2018, is made by and between (i) Essetifin S.p.A., an Italian entity (the “Purchaser”), and (ii) Sinaf S.A., a Luxembourg entity (the “Seller”). Capitalized terms that are used but not otherwise defined herein shall have the meanings ascribed to such terms in Article I.

WHEREAS, as of the date hereof, the Seller beneficially owns an aggregate of 11,584,795 shares of common stock, $ 0.001 par value per share (the “Shares”), of REGENERx BIOPHARMACEUTICALS, Inc., a Delaware corporation (the “Company”), (a) 240,000 of which are currently held through an account at State Street Bank, (b) 9,406,832 of which are held in book-entry form by the transfer agent for the Company, (c) 1,671,296 of which are represented by certificate no. RB 1109, and (d) 266,667 of which are represented by certificate no. RB 1110;

WHEREAS, as of the date hereof, the Seller holds a convertible promissory note issued on September 12, 2013 by the Company to the Seller in an initial principal amount of $150,000.00 (the “Note”);

WHEREAS, the Purchaser has agreed to purchase, and the Seller has agreed to sell, subject to the terms and conditions of this Agreement, the Shares and the Note; and

WHEREAS, the Purchaser and the Seller desire to set forth certain agreements herein.

NOW THEREFORE, in consideration of the premises and the representations, warranties, and agreements herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Article I - DEFINITIONS

Section 1.01 As used in this Agreement, the following terms shall have the meanings set forth below:

“Agreement” shall have the meaning set forth in the preamble hereto.

“Bylaws” shall mean the Bylaws of RegeneRx Biopharmaceuticals, Inc.

“Closing” shall have the meaning set forth in Section 2.02.

“Closing Date” shall have the meaning set forth in Section 2.02.

“Company” shall have the meaning set forth in the recitals hereto.

“Governmental Entity” means (i) any federal, state, local, municipal, foreign or other government; (ii) any governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, entity or regulatory organization and any court or other tribunal); (iii) any body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, regulatory, or taxing authority or power of any nature, including any arbitral tribunal; and (iv) any agency, authority, board, bureau, commission, department, office or instrumentality of any nature whatsoever of any federal, state, province, local, municipal or foreign government or other political subdivision or otherwise.

“Lien” shall mean any mortgage, pledge, security interest, encumbrance, charge, claim, option, restriction, or other lien (whether arising by contract or by operation of law).

“Note” shall have the meaning set forth in the recitals hereto.

“Note Purchase Price” shall have the meaning set forth in Section 2.01.

“Person” or “person” shall mean an individual, corporation, association, partnership, trust, joint venture, business trust, or unincorporated organization, or a government or any agency or political subdivision thereof.

“Purchase Price” shall have the meaning set forth in Section 2.01.

“Purchaser” shall have the meaning set forth in the preamble hereto.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Seller” shall have the meaning set forth in the preamble hereto.

“Shares” shall have the meaning set forth in the recitals hereto.

“Share Purchase Price” shall have the meaning set forth in Section 2.01.

“Transactions” shall mean the transactions contemplated by this Agreement.

Section 1.02 General Interpretative Principles. Whenever used in this Agreement, except as otherwise expressly provided or unless the context requires, any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Unless otherwise specified, the terms “hereto,” “hereof,” “herein” and similar terms refer to this Agreement as a whole and references in this Agreement to articles or sections refer to articles or sections of this Agreement.

Article II - PURCHASE AND SALE OF THE SHARES AND THE NOTE

Section 2.01 Purchase and Sale of the Shares and the Note. Subject to all of the terms and conditions of this Agreement, and in reliance upon the representations and warranties set forth herein, on the Closing Date, the Seller hereby sells, transfers, and delivers to the Purchaser, and the Purchaser hereby takes delivery of, (a) the Shares for an aggregate purchase price therefor of $2,664,502.85 Dollars (USD Two Million Six Hundred Sixty-Four Thousand Five Hundred Two point Eighty Five) (the “Share Purchase Price”), and (b) the Note for an aggregate purchase price therefor of $183,780.82 Dollars (USD One Hundred Eighty-Three Thousand Seven Hundred Eighty point Eighty-Two) (the “Note Purchase Price” and, together with the Share Purchase Price, the “Purchase Price”).

Section 2.02 Closing; Closing Deliveries. At the closing of the Transactions (the “Closing”), and subject to the terms hereof, which Closing shall take place remotely via the electronic exchange of documents, or via such other means as the Seller and the Purchaser shall mutually select, the Seller shall deliver to the Purchaser (a) a duly executed stock power or transfer of ownership form, with respect to the Shares being purchased by the Purchaser from the Seller, (b) a duly executed assignment of the Note, and (c) all other documents, instruments or certificates required to reflect the change in ownership of the Shares and the Note. Effective as of the Closing, the Purchaser shall succeed to all of the rights and obligations of a stockholder with respect to the Shares and all rights and obligations of a holder with respect to the Note. The Closing shall take place on the date hereof (the “Closing Date”).

Article III - REPRESENTATIONS AND WARRANTIES

Section 3.01 Representations and Warranties of the Seller. The Seller represents and warrants to the Purchaser that:

(a) Existence. The Seller is a Luxembourg duly incorporated, validly existing, and in good standing under the laws of Luxembourg.

(b) Authorization. The Seller has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by the Seller of this Agreement and the performance by the Seller of the transactions contemplated hereby have been duly approved by all requisite corporate or other applicable action of the Seller.

(c) Ownership of Shares and Note. The Seller is the sole owner of the Shares free and clear of any Lien (including any restriction on the right to vote, sell, or otherwise dispose of the Shares other than as set forth in the Bylaws). The Seller is the sole holder of the Note free and clear of any Lien (including any restriction on the right to sell or otherwise dispose of the Note other than as set forth in the Note or the Bylaws). The Seller is transferring and delivering to the Purchaser valid title to the Shares and the Note free and clear of any Lien (other than as set forth in the Note or the Bylaws or restrictions imposed by federal securities laws and state securities laws).

Section 3.02 Representations and Warranties of the Purchaser. The Purchaser represents and warrants to the Seller that:

(a) Existence. The Purchaser is an Italian entity duly formed, validly existing, and in good standing under the laws of Italy.

(b) Authorization. The Purchaser has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by the Purchaser of this Agreement and the performance by the Purchaser of the transactions contemplated hereby have been duly approved by all requisite corporate or other applicable action of the Purchaser.

(c) Investment Intent. The Purchaser is purchasing the Shares and the Note for investment for the Purchaser’s own account only and not with a view towards, or resale in connection with, any distribution thereof within the meaning of the Securities Act.

(d) Accredited Investor. The Purchaser is aware of the Company’s business affairs and financial condition and has sufficient information about the Company to reach an informed and knowledgeable decision to acquire the Shares and the Note. Except for the representations and warranties expressly set forth in Section 3.01, the Purchaser acknowledges that the Seller makes no other representations and warranties, including, but not limited to, any representations or warranties about the Company’s business, prospects, financial condition, or otherwise. The Purchaser is an “accredited investor” as that term is defined in Rule 501 under the Securities Act. The Purchaser is capable of evaluating the merits and risks of its investment in the Company and has the capacity to protect its own interests.

Article IV - MISCELLANEOUS

Section 4.01 Notices. All notices and other communications hereunder shall be made in writing and shall be deemed to have been duly given, if delivered personally, by facsimile, or sent by overnight courier as follows:

(a)	If to the Purchaser, to:

Essetifin S.p.A.

Via Sudafrica 20 - 00144

Rome, Italy

Attention: Legal Representative

(b)	If to the Seller, to:

Sinaf S.A.

26, Boulevard Royal

L-2449 Luxembourg

Attention: Legal Representative

All notices shall be effective when received.

Section 4.02 Entire Agreement; Third Party Beneficiaries; Amendment. This Agreement and the documents described herein or therein or attached or delivered pursuant hereto or thereto set forth the entire agreement between the parties hereto with respect to the Transactions, and, in the case of this Agreement, other than as set forth in Section 4.06, are not intended to, and shall not confer upon, any Person other than the parties hereto any rights or remedies hereunder. Any provision of this Agreement may be amended or modified, in whole or in part, at any time by an agreement in writing executed by each of the parties hereto.

Section 4.03 Counterparts. This Agreement may be executed in counterparts (including by facsimile or other electronic transmission), each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same agreement.

Section 4.04 Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Delaware without regard to the principles of conflicts or choice of laws.

Section 4.05 Expenses. Each party hereto shall bear its own costs and expenses (including any brokers’ or attorneys’ fees) incurred in connection with this Agreement.

Section 4.06 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. No assignment of this Agreement or of any rights or obligations hereunder may be made by any party hereto, directly or indirectly (by operation of law or otherwise), without the prior written consent of the other party hereto and any attempted assignment without the required consent shall be void.

Section 4.07 Remedies; Waiver. To the extent permitted by applicable law, all rights and remedies existing under this Agreement are cumulative to, and are exclusive of, any rights or remedies otherwise available under applicable law. No failure on the part of any party hereto to exercise, or delay in exercising, any right hereunder shall be deemed to be a waiver thereof, nor shall any single or partial exercise preclude any further or other exercise thereof or the exercise of any other right.

Section 4.08 Severability. If any provision of this Agreement is determined to be invalid, illegal, or unenforceable, the remaining provisions of this Agreement shall remain in full force and effect provided that the economic and legal substance of the Transactions are not affected in any manner materially adverse to any party hereto. In the event of any such determination, the parties hereto agree to negotiate in good faith to modify this Agreement to fulfill as closely as possible the original intent and purpose hereof.

Section 4.09 Further Assurances. Each of the parties hereto agrees to use commercially reasonable efforts to promptly take or cause to be taken all action and promptly to do or cause to be done all things necessary, proper, or advisable under applicable laws and regulations to consummate and make effective the Transactions. Each party hereto shall execute and deliver such further certificates, agreements, and other documents and take such other actions as the other party hereto may reasonably request to consummate or implement the Transactions or evidence such events or matters.

Section 4.10 Headings. The headings of the articles and sections contained in this Agreement are for reference purposes only and are not part of this Agreement.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto as of the date first written above.

PURCHASER:

ESSETIFIN S.p.A.

By:	/s/ Marino Zigrossi
Name: Marino Zigrossi
Title: Managing Director

SELLER:

SINAF S.A.

By:	/s/ Giorgio Bianchi
Name: Giorgio Bianchi
Title: Director

By:	/s/ Giovanni Manzini
Name: Giovanni Manzini
Title: Director

EXHIBIT 2

Stock PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”), dated as of March 13, 2018, is made by and between (i) Essetifin S.p.A., an Italian entity (the “Purchaser”), and (ii) Taufin International S.A., a Luxembourg entity (the “Seller”). Capitalized terms that are used but not otherwise defined herein shall have the meanings ascribed to such terms in Article I.

WHEREAS, as of the date hereof, the Seller beneficially owns an aggregate of 6,348,878 shares of common stock, $0.001 par value per share (the “Shares”), of REGENERx BIOPHARMACEUTICALS, Inc., a Delaware corporation (the “Company”), (a) 5,052,582 of which are represented by certificate no. RB 1104 and (b) 1,296,296 of which are represented by certificate no. RB 1027;

WHEREAS, the Purchaser has agreed to purchase, and the Seller has agreed to sell, subject to the terms and conditions of this Agreement, the Shares; and

WHEREAS, the Purchaser and the Seller desire to set forth certain agreements herein.

NOW THEREFORE, in consideration of the premises and the representations, warranties, and agreements herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Article I - DEFINITIONS

Section 1.01 As used in this Agreement, the following terms shall have the meanings set forth below:

“Agreement” shall have the meaning set forth in the preamble hereto.

“Bylaws” shall mean the Bylaws of RegeneRx Biopharmaceuticals, Inc.

“Closing” shall have the meaning set forth in Section 2.02.

“Closing Date” shall have the meaning set forth in Section 2.02.

“Company” shall have the meaning set forth in the recitals hereto.

“Governmental Entity” means (i) any federal, state, local, municipal, foreign or other government; (ii) any governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, entity or regulatory organization and any court or other tribunal); (iii) any body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, regulatory, or taxing authority or power of any nature, including any arbitral tribunal; and (iv) any agency, authority, board, bureau, commission, department, office or instrumentality of any nature whatsoever of any federal, state, province, local, municipal or foreign government or other political subdivision or otherwise.

“Lien” shall mean any mortgage, pledge, security interest, encumbrance, charge, claim, option, restriction, or other lien (whether arising by contract or by operation of law).

“Person” or “person” shall mean an individual, corporation, association, partnership, trust, joint venture, business trust, or unincorporated organization, or a government or any agency or political subdivision thereof.

“Purchase Price” shall have the meaning set forth in Section 2.01.

“Purchaser” shall have the meaning set forth in the preamble hereto.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Seller” shall have the meaning set forth in the preamble hereto.

“Shares” shall have the meaning set forth in the recitals hereto.

“Transactions” shall mean the transactions contemplated by this Agreement.

Section 1.02 General Interpretative Principles. Whenever used in this Agreement, except as otherwise expressly provided or unless the context requires, any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Unless otherwise specified, the terms “hereto,” “hereof,” “herein” and similar terms refer to this Agreement as a whole and references in this Agreement to articles or sections refer to articles or sections of this Agreement.

Article II - PURCHASE AND SALE OF THE SHARES

Section 2.01 Purchase and Sale of the Shares. Subject to all of the terms and conditions of this Agreement, and in reliance upon the representations and warranties set forth herein, on the Closing Date, the Seller hereby sells, transfers, and delivers to the Purchaser, and the Purchaser hereby takes delivery of, the Shares for an aggregate purchase price therefor of $1,460,241.94 Dollars (USD One Million Four Hundred Sixty Thousand Two Hundred Forty-One point Ninety-Four) (the “Purchase Price”).

Section 2.02 Closing; Closing Deliveries. At the closing of the Transactions (the “Closing”), and subject to the terms hereof, which Closing shall take place remotely via the electronic exchange of documents, or via such other means as the Seller and the Purchaser shall mutually select, the Seller shall deliver to the Purchaser, a duly executed stock power or transfer of ownership form, with respect to the Shares being purchased by the Purchaser from the Seller and all other documents, instruments or certificates required to reflect the change in ownership of the Shares. Effective as of the Closing, the Purchaser shall succeed to all of the rights and obligations of a stockholder with respect to the Shares. The Closing shall take place on the date hereof (the “Closing Date”).

Article III - REPRESENTATIONS AND WARRANTIES

Section 3.01 Representations and Warranties of the Seller. The Seller represents and warrants to the Purchaser that:

(a) Existence. The Seller is a Luxembourg duly incorporated, validly existing, and in good standing under the laws of Luxembourg.

(b) Authorization. The Seller has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by the Seller of this Agreement and the performance by the Seller of the transactions contemplated hereby have been duly approved by all requisite corporate or other applicable action of the Seller.

(c) Ownership of Shares. The Seller is the sole owner of the Shares free and clear of any Lien (including any restriction on the right to vote, sell, or otherwise dispose of the Shares other than as set forth in the Bylaws). The Seller is transferring and delivering to the Purchaser valid title to the Shares free and clear of any Lien (other than as set forth in the Bylaws and restrictions imposed by federal securities laws and state securities laws).

Section 3.02 Representations and Warranties of the Purchaser. The Purchaser represents and warrants to the Seller that:

(a) Existence. The Purchaser is an Italian entity duly formed, validly existing, and in good standing under the laws of Italy.

(b) Authorization. The Purchaser has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by the Purchaser of this Agreement and the performance by the Purchaser of the transactions contemplated hereby have been duly approved by all requisite corporate or other applicable action of the Purchaser.

(c) Investment Intent. The Purchaser is purchasing the Shares for investment for the Purchaser’s own account only and not with a view towards, or resale in connection with, any distribution thereof within the meaning of the Securities Act.

(d) Accredited Investor. The Purchaser is aware of the Company’s business affairs and financial condition and has sufficient information about the Company to reach an informed and knowledgeable decision to acquire the Shares. Except for the representations and warranties expressly set forth in Section 3.01, the Purchaser acknowledges that the Seller makes no other representations and warranties, including, but not limited to, any representations or warranties about the Company’s business, prospects, financial condition, or otherwise. The Purchaser is an “accredited investor” as that term is defined in Rule 501 under the Securities Act. The Purchaser is capable of evaluating the merits and risks of its investment in the Company and has the capacity to protect its own interests.

Article IV - MISCELLANEOUS

Section 4.01 Notices. All notices and other communications hereunder shall be made in writing and shall be deemed to have been duly given, if delivered personally, by facsimile, or sent by overnight courier as follows:

(a)	If to the Purchaser, to:

Essetifin S.p.A.

Via Sudafrica 20 - 00144

Rome, Italy

Attention: Legal Representative

(b)	If to the Seller, to:

Taufin International S.A.

11-13, Boulevard de la Foire

L-1528 Luxembourg

Attention: Legal Representative

All notices shall be effective when received.

Section 4.02 Entire Agreement; Third Party Beneficiaries; Amendment. This Agreement and the documents described herein or therein or attached or delivered pursuant hereto or thereto set forth the entire agreement between the parties hereto with respect to the Transactions, and, in the case of this Agreement, other than as set forth in Section 4.06, are not intended to, and shall not confer upon, any Person other than the parties hereto any rights or remedies hereunder. Any provision of this Agreement may be amended or modified, in whole or in part, at any time by an agreement in writing executed by each of the parties hereto.

Section 4.03 Counterparts. This Agreement may be executed in counterparts (including by facsimile or other electronic transmission), each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same agreement.

Section 4.04 Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Delaware without regard to the principles of conflicts or choice of laws.

Section 4.05 Expenses. Each party hereto shall bear its own costs and expenses (including any brokers’ or attorneys’ fees) incurred in connection with this Agreement.

Section 4.06 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. No assignment of this Agreement or of any rights or obligations hereunder may be made by any party hereto, directly or indirectly (by operation of law or otherwise), without the prior written consent of the other party hereto and any attempted assignment without the required consent shall be void.

Section 4.07 Remedies; Waiver. To the extent permitted by applicable law, all rights and remedies existing under this Agreement are cumulative to, and are exclusive of, any rights or remedies otherwise available under applicable law. No failure on the part of any party hereto to exercise, or delay in exercising, any right hereunder shall be deemed to be a waiver thereof, nor shall any single or partial exercise preclude any further or other exercise thereof or the exercise of any other right.

Section 4.08 Severability. If any provision of this Agreement is determined to be invalid, illegal, or unenforceable, the remaining provisions of this Agreement shall remain in full force and effect provided that the economic and legal substance of the Transactions are not affected in any manner materially adverse to any party hereto. In the event of any such determination, the parties hereto agree to negotiate in good faith to modify this Agreement to fulfill as closely as possible the original intent and purpose hereof.

Section 4.09 Further Assurances. Each of the parties hereto agrees to use commercially reasonable efforts to promptly take or cause to be taken all action and promptly to do or cause to be done all things necessary, proper, or advisable under applicable laws and regulations to consummate and make effective the Transactions. Each party hereto shall execute and deliver such further certificates, agreements, and other documents and take such other actions as the other party hereto may reasonably request to consummate or implement the Transactions or evidence such events or matters.

Section 4.10 Headings. The headings of the articles and sections contained in this Agreement are for reference purposes only and are not part of this Agreement.

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IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto as of the date first written above.

PURCHASER:

ESSETIFIN S.p.A.

By:	/s/ Marino Zigrossi
Name: Marino Zigrossi
Title: Managing Director

SELLER:

TAUFIN INTERNATIONAL S.A.

By:	/s/ Robert-Jan Bertina
Name: Robert-Jan Bertina
Title: Director

By:	/s/ Fabio Spadoni
Name: Fabio Spadoni
Title: Director